

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Aug 5 2021 5:14PM
Original ID: 2021-001025827

Profit Corporation

Articles of Incorporation

I. **The name of the profit corporation is:**

Hermesus Investment Holdings, Inc.

II. **The name and physical address of the registered agent of the profit corporation is:**

Richard C Slater
7302 Yellowstone Road
Cheyenne, WY 82009

III. **The mailing address of the profit corporation is:**

7302 Yellowstone Rd
Cheyenne, Wyoming 82009

IV. **The principal office address of the profit corporation is:**

7302 Yellowstone Rd
7302 Yellowstone Rd
Cheyenne, Wyoming 82009

V. **The number, par value, and class of shares the profit corporation corporation will have the authority to issue are:**

Number of Common Shares:	60,000	Common Par Value:	$0.0001
Number of Preferred Shares:	15,000	Preferred Par Value:	$0.0001

VI. **The name and address of each incorporator is as follows:**

Richard Slater
7302 Yellowstone Rd, Cheyenne, WY 82009

Signature:	*Richard Slater*	Date: **08/05/2021**
Print Name:	**Richard Slater**	
Title:	**Incorporator**	
Email:	**rslaterpc@gmail.com**	
Daytime Phone #:	**(307) 630-7051**	

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Richard Slater

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Richard Slater*	Date: **08/05/2021**
Print Name:	**Richard Slater**	
Title:	**Incorporator**	
Email:	**rslaterpc@gmail.com**	
Daytime Phone #:	**(307) 630-7051**	

Consent to Appointment by Registered Agent

Richard C Slater, whose registered office is located at **7302 Yellowstone Road, Cheyenne, WY 82009**, voluntarily consented to serve as the registered agent for **Hermesus Investment Holdings, Inc.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Richard Slater*   Date: **08/05/2021**

Print Name: **Richard Slater**

 Title: **Incorporator**

Email: **rslaterpc@gmail.com**

Daytime Phone #:   **(307) 630-7051**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Hermesus Investment Holdings, Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **5th** day of **August**, **2021** at **5:14 PM.**

Remainder intentionally left blank.



Filed Date: 08/05/2021

Edward A. Buchanan

Secretary of State

Filed Online By:

Richard Slater

on 08/05/2021

BY-LAWS OF
HERMESUS INVESTMENT HOLDINGS, INC.

ARTICLE I. OFFICES

The principal office and registered office of the Corporation in Wyoming shall be located at 7302 Yellowstone Road, Cheyenne, Wyoming or at a location agreed upon by the directors of the corporation which may be changed from time to time by a vote of the directors.

ARTICLE II. MEMBERS

Section 1.　　Members. The Corporation shall not have Members.

Section 2.　　Order of Business.　　The order of business at all meetings of the Corporation shall be as follows:

1.　Roll call.
2.　Proof of notice of meeting or waiver of notice.
3.　Reading of minutes of preceding meeting.
4.　Reports of Officers.
5.　Reports of Committees.
6.　Election of Directors (If an annual meeting).
7.　Election of Officers (If an annual meeting).
8.　Unfinished Business.
9.　New Business.

Section 3.　　Informal Actions. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken at a meeting of the Directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Directors entitled to vote with respect to the subject matter thereof.

ARTICLE III. BOARD OF DIRECTORS

Section 1.　　General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

Section 2.　　Number, Tenure and Qualifications. The number of directors of the Corporation shall be a minimum of three (3). Each Director shall hold office until the next annual meeting and until his successor shall have been elected and qualified. Directors need not be residents of the State of Wyoming.

Section 3.　　Regular Meetings. A regular meeting of the Board of Directors shall be held each year as the Board of Directors may provide, by resolution, at a time and place within or without the State of Wyoming.

Section 4.   Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. Special meetings of the Board of Directors shall be held at the principal office of the Corporation but may be held any place within or without the State of Wyoming, with the consent of a majority of the Board of Directors.

Section 5.   Notice. Notice of any special meeting shall be given at least two (2) days previously thereto by written notice delivered personally or mailed to each director at his business address, or by electronic mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.   Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 7.   Voting. Each director shall have one vote. If a quorum is present, the affirmative vote of a majority of the Directors attending the meeting shall constitute the legal act of the Directors, unless a vote of a greater number is required by law.

Section 8.   Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Section 9.   Compensation. By motion or resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid the fixed sum for attendance at each meeting of the Board of Directors of a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation thereof.

Section 10.   Resignation. A director may resign at any time by giving written notice to the board, the president or the Secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

Section 11.   Presumption of Assent. A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 12.   Executive and Other Committees. The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (1) or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV.   OFFICERS

Section 1.   Number. The officers of the Corporation shall be a President, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

Section 2.   Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

Section 3.   Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4.   Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5.   President. The President shall: (a.) act as the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation; (b.) when present, preside at all meetings of the Board of Directors; (c.) sign with the Secretary or any other proper office of the Corporation thereunto authorized by the Board of Directors, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-Laws to some office or agent of the corporation, or shall be required by law to be otherwise signed or executed; and (d.) in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

Section 6.   The Secretary. The Secretary shall: (a.) keep the minutes of the shareholders and of the Board of Directors meetings in one or more books provided for that purpose; (b.) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c.) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to documents, the execution of which on behalf of the corporation under its seal is duly authorized; and (d.) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 7.   The Treasurer. The Treasurer shall: (a.) have charge and custody of and be solely responsible for all funds and securities of the Corporation, receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with these By-Laws; and (b.) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8.   Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

Section 9.   Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V. WAIVER OF NOTICE

Whenever any notice is required to be given to any director of the Corporation under the provisions of these By-Laws or under the provisions of the Articles of Incorporation or under the provisions of the Wyoming Nonprofit Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE VI. SEAL

The Board of Directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words, "Corporate Seal".

ARTICLE VII. AMENDMENTS

The By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

ARTICLE VIII. CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1.   Contracts. The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. <u>Loans</u>. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

Section 3. <u>Checks, Drafts, Etc.</u> All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by the President or Secretary of the corporation and in such manner shall from time to time be determined by resolution of the directors.

Section 4. <u>Deposits</u>. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

ARTICLE IX. FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of January of each year, if not otherwise designated.

Date Adopted: August 5, 2021